Cornerstone Funds

November 1996
Monthly Report

This Monthly Report supplements the Cornerstone Funds' Prospectus dated August 28, 1996.

December 31, 1996

Dean Witter
Two World Trade Center
62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Cornerstone Funds
Monthly Report
November 1996

Dear Limited Partner:

The Net Asset Value per Unit for each of the three
Cornerstone Funds as of November 30, 1996, was as follows:
                         % Change for
         Fund            N.A.V.           the Month
         Fund II         $3,216.59        5.53%
         Fund III        $2,688.40        5.14%
         Fund IV         $3,149.35        4.25%

Cornerstone Fund IV, the currency Fund, recorded profits during the month due primarily to a continued increase in the value of the British pound relative to the U.S. dollar and other major currencies. As a result of this upward move, gains were recorded from previously established long British pound positions, as its value finished the month higher relative to the U.S. dollar and other world currencies. These gains were partially offset by losses recorded from short Japanese yen positions as the value of the yen increased versus the U.S. dollar during the month. Smaller losses were experienced from transactions involving the Singapore dollar.

Cornerstone Fund II, a diversified fund, profited during November primarily as a result of trading gains recorded in the financial futures and currency markets. In the financial futures markets, a continued trend in global interest rate futures prices resulted in gains from long positions in European, U.S. and Japanese bond futures. In currencies, gains were recorded from long British pound positions as its value moved dramatically higher relative to the U.S. dollar and other major currencies, and from short positions in the Swiss franc as its value moved lower versus the U.S. dollar. A portion of these gains was offset by losses recorded from transactions involving the German mark. In metals trading, gains were recorded from long copper futures positions as prices moved higher during the month. Additional gains were experienced from short gold and silver futures positions as precious metals prices finished the month lower. Smaller gains were recorded in the energy markets from long natural gas futures positions as gas prices increased during the month. These gains were partially offset by losses recorded in soft commodities from trading sugar, coffee and cotton futures, as prices in these markets moved in a trendless pattern. Smaller losses were recorded in the agricultural markets from previously established short soybean, wheat and corn futures positions as prices moved higher.

Cornerstone Fund III, a diversified fund, recorded gains during the month due primarily to trading in the financial futures and currency markets. In financial futures trading, long positions in European and U.S. bond futures profited from a continued upward trend in global interest rate futures prices. Additional gains were recorded from long global stock index futures positions as prices in these markets also moved higher. In currencies, gains were recorded from long British pound positions as its value continued to move higher relative to the U.S. dollar and other world currencies. Additional currency gains were recorded from short positions in the Swiss franc as its value decreased versus the U.S. dollar. A portion of these gains was offset by losses from transactions involving the Japanese yen and German mark. In the energy markets, an increase in gas prices resulted in gains from the Fund's long natural gas futures positions. In metals, gains were experienced from long copper futures positions as prices moved higher. A portion of the Fund's gains for the month was offset by losses recorded in the agricultural markets due to short positions in soybean futures as prices moved higher during the month. Smaller agricultural losses were experienced from wheat and live cattle futures trading.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade
Center, 62nd floor, New York, NY 10048 or your Dean Witter
Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete.
Past performance is not a guarantee of future results.

                 Sincerely,


                 Mark J. Hawley
                 President
                 Demeter Management Corporation
                 General Partner

Statements of Operations
For the Month Ended November 30, 1996
(Unaudited)
                                                           Cornerstone Fund II
                                                                           Percent of
                                                                           November 1, 1996
                                                                           Beginning
                                                           Amount          Net Asset Value
                                                           $               %
REVENUES
Trading Profit (Loss):
  Realized                                                 2,189,098       7.55
  Net change in unrealized                                 (176,208)       (.61)

  Total Trading Results                                    2,012,890       6.94
Interest Income (DWR)                                        100,931        .35

  Total Revenues                                           2,113,821       7.29

EXPENSES
Incentive fees                                             264,967         .91
Brokerage commissions (DWR)                                126,995         .44
Management fees                                            103,486         .36
Transaction fees and costs                                  15,965         .05

  Total Expenses                                           511,413         1.76

NET INCOME                                                 1,602,408       5.53
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1996
(Unaudited)
                                                           Cornerstone Fund II
                                          Units            Amount          Per Unit
                                          $                $
Net Asset Value,
  November 1, 1996                        9,514,076          29,000,467             3,048.16

Net Income                                       -            1,602,408               168.43
Redemptions                               (169,410)            (544,921)            3,216.59

Net Asset Value,
  November 30, 1996                       9,344,666          30,057,954             3,216.59
Exchanges,
  December 1, 1996                             .979               3,149             3,216.59

Net Asset Value,
  December 1, 1996                        9,345.645          30,061,103             3,216.59









                                                        Dean Witter Cornerstone Funds

        Cornerstone Fund III                              Cornerstone Fund IV
                                 Percent of                                        Percent of
                                 November 1, 1996                                  November  1, 1996
                                 Beginning                                         Beginning
Amount                           Net Asset Value        Amount                     Net Asset Value
$                                %                      $                          %

 3,401,959                        8.26                    915,724                   .99
(1,061,695)                      (2.57)                 3,244,804                  3.51

 2,340,264                        5.69                  4,160,528                  4.50
   142,843                         .35                    315,289                   .34

 2,483,107                        6.04                  4,475,817                  4.84


         0                         .00                          0                   .00
   188,358                         .47                    208,057                   .23
   144,350                         .35                    321,432                   .35
    32,167                         .08                     12,269                   .01

   364,875                         .90                    541,758                   .59

 2,118,232                        5.41                  3,934,059                  4.25


  Cornerstone Fund III    Cornerstone Fund IV
  Units       Amount      Per Unit   Units         Amount      Per Unit
              $           $                         $          $
16,108.115   41,186,810   2,556.90   30,618.848   92,495,457   3,020.87

         -    2,118,232     131.50            -    3,934,059     128.48
  (378.898)  (1,018,627)  2,688.40     (421.527)  (1,327,532)  3,149.35


15,729.217   42,286,415   2,688.40   30,197.321   95,101,984   3,149.35

     1.171        3,149   2,688.40       (2.000)      (6,299)  3,149.35


15,730.388   42,289,564   2,688.40   30,195.321   95,095,685   3,149.35


Dean Witter Cornerstone Funds
Notes to Financial Statements
(Unaudited)

1. Summary of Significant Accounting policies

Organization - Dean Witter Cornerstone Fund II, Dean Witter Cornerstone Fund III and Dean Witter Cornerstone Fund IV (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of commodity futures contracts and forward contracts on foreign currencies. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").
Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily yield on 13-Week U.S. Treasury Bills issued during such month. For purposes of such interest payments in Dean Witter Cornerstone Fund IV, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period. Brokerage Commissions and Related Transaction Fees and Costs - Brokerage Commissions for each Partnership are capped at .65% per month of adjusted Net Assets as defined in the Limited Partnership Agreement.

Operating Expenses - Each Partnership has entered into an exchange agreement pursuant to which certain common administrative expenses (i.e., legal, auditing, accounting, filing fees and other related expenses) are shared by each of the Partnerships based upon the number of Units of each Partnership outstanding during the month in which such expenses are incurred. In addition, the Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Redemptions - After an initial 180-day period, Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the last day of any month upon fifteen days advance notice by redemption form to Demeter.

Exchanges - On the last day of the first month, which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on September 30, 2025 regardless of its financial condition at such time, upon a decline in Net Assets to less than $250,000, a decline in the Net Asset Value per Unit to less than $250, or under certain other circumstances defined in the Limited Partnership Agreement.

2. Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3. Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Cornerstone Fund II
  Abacus Trading Corporation
  John W. Henry & Co., Inc.

Dean Witter Cornerstone Fund III
  Welton Investment Corporation
  Abraham Trading Company
  Sunrise Capital Management

Dean Witter Cornerstone Fund IV
  John W. Henry & Co., Inc.
  Sunrise Capital Management

Each trading manager owns at least ten Units in its respective Partnership. Compensation to the trading advisors by the Partnerships consist of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of o of 1% per month of the Net Assets under management by each trading manager at each month end.

Incentive Fee - Each Partnership will pay an incentive fee equal to 15% of the "New Appreciation" in Net Assets as of the end of each annual incentive period ending December 31, except for Dean Witter Cornerstone Fund IV, which will pay incentive fees at the end of each annual incentive period ending May 31. Such incentive fee is accrued in each month in which "New Appreciation" occurs. In those months in which "New Appreciation" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through redemption date) is to be paid on those redemptions to the trading manager in the month of such redemption.

4. Legal Matters

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amount of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.